Exhibit 99.1

International Game Technology PLC Annual General Meeting

On May 17, 2018, International Game Technology PLC (the “Company”) held its annual general meeting of shareholders (the “2018 AGM”). At the 2018 AGM, 18 matters were considered and acted upon, including 11 matters consisting of the continued appointment of 11 members of the board of directors of the Company. Each of the resolutions 1 through 18 were adopted. The number of votes cast for and against, as well as abstentions and broker non-votes, are set forth below.

Resolution 1: To receive and adopt the Company’s annual accounts and reports for the financial year ended 31 December 2017 (“Annual Reports and Accounts”).

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
369,885,590	300,065	479,331	0.000000

Resolution 2: To approve the directors’ remuneration report (excluding the remuneration policy) set out in section 2 of the Annual Reports and Accounts.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
359,913,603	1,521,756	9,229,627	0.000000

Resolution 3: To approve the directors’ remuneration policy (excluding the remuneration report) set out in section 2 of the Annual Reports and Accounts.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
293,677,256	67,761,664	9,226,066	0.000000

Resolution 4: To approve Marco Sala continuing to hold office as a director of the Company from the conclusion of the 2018 AGM until the conclusion of the third subsequent annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
369,227,934	1,256,895	180,157	0.000000

Resolution 5: To approve Paget Alves continuing to hold office as a director of the Company from the conclusion of the 2018 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
364,514,347	5,970,725	179,914	0.000000

Resolution 6: To approve Alberto Dessy continuing to hold office as a director of the Company from the conclusion of the 2018 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
363,546,092	6,937,210	181,684	0.000000

Resolution 7: To approve Marco Drago continuing to hold office as a director of the Company from the conclusion of the 2018 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
369,226,414	1,257,462	181,110	0.000000

Resolution 8: To approve Patti Hart continuing to hold office as a director of the Company from the conclusion of the 2018 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
368,928,099	1,558,914	177,973	0.000000

Resolution 9: To approve James McCann continuing to hold office as a director of the Company from the conclusion of the 2018 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
366,258,286	4,226,343	180,357	0.000000

Resolution 10: To approve Heather McGregor continuing to hold office as a director of the Company from the conclusion of the 2018 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
369,736,974	772,114	155,898	0.000000

Resolution 11: To approve Lorenzo Pellicioli continuing to hold office as a director of the Company from the conclusion of the 2018 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
367,775,405	2,708,087	181,494	0.000000

Resolution 12: To approve Vincent Sadusky continuing to hold office as a director of the Company from the conclusion of the 2018 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
369,742,076	742,489	180,421	0.000000

Resolution 13: To approve Philip Satre continuing to hold office as a director of the Company from the conclusion of the 2018 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
368,516,113	1,967,918	180,955	0.000000

Resolution 14: To approve Gianmario Tondato Da Ruos continuing to hold office as a director of the Company from the conclusion of the 2018 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
363,992,407	6,491,937	180,642	0.000000

Resolution 15: To reappoint PricewaterhouseCoopers LLP as auditor of the Company to hold office from the conclusion of the 2018 AGM until the conclusion of the next general meeting of the Company at which accounts and reports are laid before the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
370,161,712	66,775	436,499	0.000000

Resolution 16: To authorise the board of directors of the Company or its audit committee to determine the remuneration of the auditor.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
370,407,728	106,185	151,073	0.000000

Resolution 17: To authorize political donations and expenditure not exceeding £100,000 in total, in accordance with sections 366 and 367 of the Companies Act 2006.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
362,661,522	484,244	7,519,220	0.000000

Resolution 18: To adopt new articles of association of the Company to clarify when the Board may refuse to register transfers of shares, the removal of the timing provision on share buyback authority already established by a separate shareholder resolution, and to remove historical provisions.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
344,758,100	8,929,164	16,977,722	0.000000